SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33 300 276 963

MATERIAL FACT

CHANGE IN THE BOARD OF DIRECTORS’ COMPOSITION

TIM PARTICIPAÇÕES S.A. (“Company”) (B3: TIMP3; NYSE: TSU) hereby informs the market in general, its shareholders, and other interested parties that:

At the Board of Directors meeting held on March 16, 2018, the Company received resignation letters, with immediate effect, from Mr. Mario Cesar Pereira de Araujo to the positions of chairman of the Board of Directors, member of the Statutory Audit Committee, president of the Compensation Committee and member of the Control and Risks Committee of the Company, and from Mr. Manoel Horacio Francisco da Silva to the position of member of the Board of Directors.

In view of the resignations above, as well as the one presented by the board member Mr. Enrico Zampone on February 27, 2018, the other members appointed Mr. João Cox Neto, Celso Luis Loducca and Piergiorgio Peluso, to the positions of members of the Board of Directors, pursuant to article 150 of Law 6,404/76 and article 20, Paragraph 2, of the Company's Bylaws.

The Company also received resignation letters from Mr. Enrico Barsotti to the positions of member of the Board of Directors and of the Compensation Committee, and from Mrs. Sabrina Valenza and Nicoletta Montella to the positions of members of the Board of Directors and of the Control and Risks Committee, all effective as of the date of the Ordinary and Extraordinary Shareholders' Meeting of the Company, to be called for April 19, 2018, which shall elect new board members, in substitution.

At the meeting, the members of the Board of Directors elected Mr. João Cox Neto to the position of chairman of the Board of Directors, and Mr. Celso Luis Loducca, for the position of member of the Statutory Audit Committee.

Rio de Janeiro, March 16, 2018.

Adrian Calaza
Chief Financial Officer and Investor Relations Officer
TIM Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 16, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.